Exhibit 99.1

Media release

Rio Tinto reviews arrangements with Rusal

13 April 2018

Following the announcement by the United States Treasury Department on 6 April, 2018, that it was implementing sanctions on various Russian individuals and companies, Rio Tinto has reviewed arrangements it has with impacted entities. The arrangements include Rusal’s 20 per cent interest in Queensland Alumina Limited in Australia, including Rusal’s associated supply and offtake arrangements, bauxite sales to Rusal’s refinery in Ireland and offtake contracts for alumina that are used at Rio Tinto’s smelters, mainly in France and Iceland.

As a result of the imposition of these sanctions, Rio Tinto is in the process of declaring force majeure on certain contracts and is working with its customers to minimise any disruption in supplies.

Rio Tinto is committed to fully complying with the US sanctions.

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